Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 11, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN,
ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 6, 2005, entitled “FRIEDRICH JOUSSEN APPOINTED CEO OF VODAFONE GERMANY”.

6 July 2005

FRIEDRICH JOUSSEN APPOINTED CEO OF VODAFONE GERMANY

Vodafone Group announces today that Friedrich (“Fritz”) Joussen (42) has been appointed Chief Executive of Vodafone Germany following a meeting of the supervisory board of Vodafone D2 GmbH.  His appointment will become effective from 1 October 2005.

Fritz Joussen, who is the current Chief Operating Officer of Vodafone Germany, will succeed Jurgen von Kuczkowski (64), who will be retiring from the Company on that date.

As Chief Executive of Vodafone Germany, Fritz Joussen will also be joining Vodafone Group’s Executive Committee.  He joined the Group’s Integration and Operations Committee on 1 January 2005.

Arun Sarin, Chief Executive of Vodafone Group, said:  “I am delighted that Fritz will be taking over as Chief Executive of our German business.  He has extensive experience of the mobile industry and has been instrumental in the successful growth of Vodafone Germany over recent years.  I very much look forward to working with him as part of our senior management team.

“I would also like to express my gratitude to Jurgen von Kuczkowski.  Since the Mannesmann acquisition, he has been an invaluable member of our senior management team and we have benefited considerably from his expertise in the German mobile market.  We all wish Jurgen and his family the very best for the future.”

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Notes to Editors

Fritz Joussen joined Mannesmann AG in 1988.  Since then he has held a number of senior positions in both Marketing and Product Development before becoming Chief Operating Officer in 2003.   Mr Joussen was also one of the key architects within Vodafone Group of the development of Vodafone live! from 2000 until its launch in 2002.

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty	Tel: +44 (0) 1635 673310
Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 11, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary